Exhibit 21 - List of Subsidiaries

Company Name	Percentage Owned	State/Jurisdiction of Incorporation

Green Agriculture Holding Corporation	100% by Discovery Technologies, Inc.	State of New Jersey

Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd.	100% by Green Agriculture Holding Corporation	People’s Republic of China

Xi’an Jintai Agriculture Technology Development Company	100% by Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd.	People’s Republic of China